UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 July 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 July 2018	Announcement Launch of partial tender offer for shares in SJF 10 July 2018
Announcement Director/PDMR Shareholding 10 July 2018	Announcement Director/PDMR Shareholding 30 July 2018
Announcement Total Voting Rights 31 July 2018

Diageo PLC – Total Voting Rights
Dated 02 July 2018

TO:	Regulatory Information Service

FROM:	Diageo plc

LEI:	213800ZVIELEA55JMJ32

RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 June 2018 consisted of 2,695,586,790 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 234,432,392 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,461,154,398 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

02 July 2018

Kelly Lee
Deputy Secretary
Diageo plc

Diageo PLC – Launch of partial tender offer for shares in SJF
Dated 10 July 2018

10 July 2018

Launch of partial tender offer for shares in Sichuan Shuijingfang Company Limited

Subsequent to the announcement made on 25 June 2018, the Board of Directors of Sichuan Shuijingfang Company Limited ("SJF") has been notified that Diageo is launching a partial tender offer, through its wholly owned subsidiary Grand Metropolitan International Holdings Limited ("GMIHL"), to increase its aggregate equity stake in SJF from approximately 39.71% to up to a maximum of 60% (the "PTO").

The PTO price is RMB62.00 per share and gives all shareholders (other than Diageo Highlands Holding B.V. and Sichuan Chengdu Shuijingfang Group Co., Ltd., being wholly-owned subsidiaries of Diageo) the opportunity to elect to sell some or all of their shares in SJF to GMIHL.  The maximum number of shares subject to the PTO is 99,127,820 and the PTO period will run from 13 July 2018 to 11 August 2018.

The detailed PTO documents are available in the Chinese language on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

Further developments in relation to the PTO will be communicated to shareholders in due course.

Enquiries:

Investor Relations: Pier Falcione                                                 +44 (0) 20 8978 4838
                                                                                                      investor.relations@diageo.com

Media Relations: Jessica Rouleau                                               +44 (0) 20 8978 1286
                                                                                                      press@diageo.com

About SJF

SJF is a China-based and Shanghai-listed company principally engaged in the manufacture and sales of alcoholic products. It mainly provides liquor series products under the brand of "Swellfun" and its wine products include Swellfun Diancang, Swellfun Jingtai, Swellfun Zhenniang No. 8, Swellfun Yuanmingqing, Swellfun Jingcui, Swellfun Hongyun, Swellfun Jindian, Swellfun Meilanjuzhu, Xiaoshuijing, Shuijingshangpin and Tianhaochen. SJF distributes its products within both domestic and overseas markets.

About GMIHL

GMIHL is a wholly owned investment holding company of Diageo, a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Diageo PLC – Director/PDMR Shareholding
Dated 10 July 2018

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	J FERRÁN
b)	Position / status	CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.68	299
f)	Aggregated information	N/A
g)	Date of the transaction	10 JULY 2018
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 30 July 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	I Menezes
b)	Position / status	CEO
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	(1) Acquisition of shares through exercise of options under Diageo Share Plan (2) Disposal of shares
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		(1) $76.70 (Acquisition option price)	36,587 ADS (equivalent to 146,348 ordinary shares)
		(2) $148.254 (disposal)	36,221 ADS (equivalent to 144,884 ordinary shares)
e)	Aggregated information	N/A
f)	Date of transaction	27 July 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Total Voting Rights
Dated 31 July 2018

TO:	Regulatory Information Service

FROM:	Diageo plc

LEI:	213800ZVIELEA55JMJ32

RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2018 consisted of 2,695,588,122 Ordinary Shares of
28 101/108 pence each ("Ordinary Shares"), with voting rights. 234,190,015 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,461,398,107 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 July 2018

Kelly Lee
Deputy Secretary
Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 August 2018

By:___/s/ James Edmunds

James Edmunds Deputy Company Secretary